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EXHIBIT (21) - SUBSIDIARIES OF REGISTRANT

    Bank of Raleigh, a state banking corporation wholly owned by registrant.

    National Bank of Summers of Hinton, a national banking corporation wholly owned by registrant.

    Greenbrier Valley National Bank, a national banking corporation wholly owned by registrant.

    First National Bank in Marlinton, a national banking corporation wholly owned by registrant.

    The Twentieth Street Bank, a state banking corporation wholly owned by registrant.